Exhibit 9.01(f)

BIOLIFE SOLUTIONS REPORTS RECORD QUARTERLY REVENUE

 Strong Sales to Strategic Market Segments Including Drug Discovery, Biobanking, and Regenerative Medicine

Bothell, WA. July 6, 2011 – BioLife Solutions, Inc. (OTCBB: BLFS), a leading developer and manufacturer of clinical grade biopreservation media products for cells and tissues, today announced preliminary revenue of $623,000 for its second quarter ended June 30, 2011; an increase of 33% compared to revenue of $467,771 reported in the same period last year. Sequentially, second quarter 2011 revenue increased 2% from the first quarter of 2011.

Mike Rice, Chairman and CEO, commented on BioLife’s revenue performance by stating, “We are very pleased with our second quarter revenue performance, now the fourth successive quarter of record revenue. Second quarter sales growth was a result of our continued penetration into our strategic market segments of biobanking, drug discovery, and regenerative medicine.  Also, our indirect distribution channel continued to grow and sales through the first two quarters of 2011 via this channel are now 25 percent above the total for the full year 2010.  Finally, we continued to fulfill significant contract manufacturing orders for our strategic partners in the blood collection, transportation, and storage sub-segments of the biobanking market.”

Rice continued, “During the second quarter, we also successfully completed supplier quality audits by leading development stage regenerative medicine companies and supported these and other customers in this segment as they incorporate our proprietary HypoThermosol® and CryoStor® biopreservation media products into their cell collection, manufacturing, and delivery processes of novel therapies undergoing clinical trials.  We believe that our regenerative medicine customers represent significant future revenue potential for BioLife, should their clinical products receive regulatory and marketing approvals, and if our customers successfully commence commercial manufacturing and distribution.”

About BioLife Solutions, Inc.:
Founded in 1998, with the initial development of its intellectual property base in 1992, BioLife Solutions develops, manufactures, and markets patented hypothermic storage/transport and cryopreservation (freeze) media products for cells, tissues, and organs, and also performs contract media manufacturing and contract research and development. The Company's proprietary HypoThermosol and CryoStor platform of biopreservation media products are marketed to academic research institutions, hospitals, and commercial companies involved in cell therapy, tissue engineering, cord blood banking, drug discovery, and toxicology testing. BioLife's GMP products are serum-free and protein-free, fully defined, and pre-formulated to reduce preservation-induced, delayed-onset cell damage and death.  US FDA Master Files are available for cross-reference. BioLife's enabling technology provides research and clinical customers significantly extended storage stability and improved post-preservation viability and recovery of cells, tissues, and organs.  For more information please visit www.biolifesolutions.com.

Safe Harbor Statement
This shareholder communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, statements about BioLife Solutions, Inc. (the “Company”) and its future operating results, strategies, and product development plans. These forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially from the results expressed or implied in these forward-looking statements. Factors that may cause or contribute to such differences are more fully discussed, as are other factors, in Part I, Item1A. “Risk Factors” of the Company’s Form 10-K for the fiscal year ended December 31, 2010, which is on file with the SEC and available at www.EDGAR.com. In addition, any forward-looking statements represent our estimates only as of today and should not be relied upon as representing our estimates as of any subsequent date. While the Company may elect to update forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so except as may be legally necessary, even if the Company’s estimates should change.

Media Relations:	Investor Relations:
Len Hall	Matt Clawson
Allen & Caron Inc	Allen & Caron Inc
(949) 474-4300	(949) 474-4300
len@allencaron.com	matt@allencaron.com